August 21, 2006
MAIL STOP 0511

via U.S. mail and facsimile

Todd Larsen, CEO
First Corporation
254 - 16 Midlake Boulevard
Calgary, AB T2X 2X7

RE:     First Corporation
      Form SB-2, Amendment 5
      Filed July 28, 2006
      File No.:  333-122094

Dear Mr. Larsen:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please add back page numbers to the prospectus.

Summary Financial Information
2. We note that you have not revised the disclosures as stated in your response to prior comment four from our letter dated June 22, 2006. Please revise to include the balance sheet data for the year ended September 30, 2005. Please remove the references to March 31,
2006 and provide the interim financial data (balance sheet and operations) for the nine months ended June 30, 2006 consistent with the financial statements presented.

Risk Factors
3. Update the cash balance as disclosed in risk factor one as of the most recent practicable date. Update similar disclosure in the MD&A section.

Use of Proceeds
4. Provide more specificity regarding the allocation of funds for phase two. Indicate how the costs of phase two will be allocated.
5. The totals in table one equal more than the amount raised in the offering. Please revise the table accordingly.
6. We reissue prior comment nine from our letter dated June 22, 2006.
We continue to note the statement that "We do not anticipate compensating any officer or director from the proceeds of this offering." We note that you indicate that if full-time participating by your president is required, then compensation would be paid.
We
note that you do not anticipate this situation arising until you have established commercially viable reserves, something that you do not expect as a result of phases one or two. Revise to clarify that you will not use any of the proceeds to pay compensation to any officers or directors or revise the table and disclosure in this section to specifically state the amount allocated to compensation and specify the amount allocated to each individual.
7. We note the $6,500 loan from Ms. Cousineau. Please clarify whether this loan will be repaid from offering proceeds. If so, revise the table.

Selling Shareholders
8. We reissue prior comment 14 from our letter dated June 22, 2006.
We note the increase in the common stock being registered for resale.
Please clarify when each selling shareholder purchased the shares being registered for resale. We may have further comment.

Plan of Distribution
9. We reissue comment 15 from our letter dated June 22, 2006. We note that the officers and directors will rely upon Rule 3a4-1(a)(4)(iii) in participating in this offering. Given the very limited activities to be undertaken by these individuals in connection with this offering, please include a detailed discussion of how they will conduct this offering. Please explain how the "contact" to be undertaken by Messrs. Larsen and Cousineau will be conducted and how such contact is consistent with the exemption relief upon. We may have further comment.
10. We reissue prior comment 16 from our letter dated June 22, 2006.
We note the statement that if you are unable to sell the minimum in this offering that the costs of the offering would be covered by your officers and directors. Clarify whether they are legally obligated to provide such funding.

Directors, Executive Officers, Promoters and Control Persons
11. We reissue prior comment 17 from our letter dated June 22, 2006.
Disclose the exemption relied upon in the resale of these securities and the facts supporting reliance upon the exemption.

Organization within the Last Five Years
12. Revise the disclosure to clearly state that the named
individuals
are promoters of the company.  We direct your attention to Item
405
of Regulation C for the definition of promoter.

Plan of Operations
13. We reissue comment 21 from our letter dated June 22, 2006. Please provide a detailed discussion of the activities to be undertaken in phase one and those activities that will occur if you proceed to phase two.
14. We reissue comment 22 from our letter dated June 22, 2006. Please ensure that you include time frames for each milestone in the phase, rather than just one time frame for the entire phase. Also, include estimated costs for each milestone in phase two and any following phases, as you have done in the "Use of Proceeds" section for phase one. In addition, include the anticipated sources of funding for the work you do following phases one and two.
15. Under "Phase Two," at the top of page 36, clarify whether or not you will limit yourself to "mineral exploration" if you decide to seek other business opportunities. If not, please disclose the other kinds of business opportunities you will seek. We may have further comment.
16. Please disclose in greater detail any additional work to be conducted as part of or after phase two. We note the removal of prior disclosure regarding trenching and/or drilling. Please add back the disclosure and provide additional discussion of the plan of operations.
17. We reissue prior comment 25 from our letter dated June 22, 2006.
Clarify whether the advances of up to $30,000 that may be issued to the company will include interest and whether there will be a fixed date of repayment.



Summary Compensation Table
18. Please update to include the most recent fiscal year, 2005.
Also, please revise the first paragraph regarding the date of inception.

Financial Statements
Annual statements of cash flows, page F-5
19. Disclose the acquisition of the mineral property for cash of $15,000 as an investing activity.

Statements of operations and cash flows for the nine months ended June 30, 2005, pages F-11 and F-12
20. We note that you have not revised the disclosures as stated in your response to prior comment 29 from our letter dated June 22, 2006. Accordingly, we are repeating the comments in its entirety. Please revise the interim statement of operations for the nine months ended June 30, 2005 to include as operating expenses, $15,000 of impaired mineral acquisition costs and $15,000 of services rendered by the Company`s president. In addition, revise the interim statements of cash flows for the nine months ended June 30, 2005 to disclose these two items as adjustments in the reconciliation of net loss and cash flows used in operations and the value of services rendered as a non-cash investing and financing activity and the acquisition of mineral claims as a cash flow from investing activities. Please ensure to reflect in the cumulative statements of cash flows if they are not already presented. You disclose in the final paragraph of Note 5 to the annual financial statements that these transactions occurred in October 2004 yet we do not see them in the interim financial statements for the nine months ended June 30,
2005.

Accountant`s Consent
21. Please file a current consent in any amendment

Part II
Item 26.  Recent Sales of Unregistered Securities
22. We reissue prior comment Please revise this section to make it clear, for each offering, which exemption from registration you are claiming and the facts you have relied upon to make the exemption available. Also, if you are claiming two different exemptions for one offering, please disclose the facts that you have relied upon for the availability each exemption.




Undertakings
23. Please provide the undertakings required by Item 512(a)(4) and
Item 512(g) of Regulation S-B or explain why they are not required.

Signatures
24. The chief financial officer must also sign the registration statement, in addition to the controller or principal accounting officer. See Instruction 1 under "Signatures" to Form SB-2.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.
Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,


John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  	Joseph Emas By facsimile to 305-531-1174

First Corporation
August 21, 2006
Page 5